Exhibit 12.1

    Ratio of Earnings To Combined Fixed Charges And Preferred Stock Dividends

   The following table sets forth the calculation of our ratio of earnings to combined fixed charges and preferred stock dividends for the periods shown
                            (dollars in thousands):

                                     For the Year     For the Year       For the Year                        For the Year
                                         Ended           Ended              Ended        For the Year Ended      Ended
                                      December 31,    December 31,       December 31,       December 31,     December 31,
                                          2008            2007               2006               2005             2004
                                     ---------------------------------------------------------------------------------------

Net (loss) income before taxes             $372,157          $423,254            $101,354            $1,497         $253,050
Add: fixed charges (interest expense)     1,888,912         1,926,465           1,055,013           568,560          270,116

Earnings as adjusted                     $2,261,069        $2,349,719          $1,156,367          $570,057         $523,166

Fixed charges (interest expense) +
 preferred stock dividend                $1,910,089        $1,947,958          $1,074,570          $583,153         $277,861

Ratio of earnings to combined fixed
 charges and preferred stock
 dividends                                    1.18X             1.21X               1.08X             0.98X            1.88X